Exhibit 99.1

GasLog Partners LP Reports Financial Results for the Three-Month Period Ended September 30, 2024

Majuro, Marshall Islands, October 31, 2024, GasLog Partners LP (“GasLog Partners” or the “Partnership”) (NYSE: GLOP-PA, GLOP-PB, GLOP-PC), an international owner, operator and acquirer of liquefied natural gas (“LNG”) carriers, today reported its financial results for the three-month period ended September 30, 2024.

Recent Developments

GIC Acquisition of BlackRock’s Shareholding in GasLog Ltd.

GIC, a global institutional investor, and a fund managed by BlackRock’s Global Infrastructure Partners (“BlackRock”) have entered into an agreement whereby GIC will acquire BlackRock’s approximately 45% shareholding in GasLog Ltd. (“GasLog”), which holds 100% of the common units of the Partnership. Blenheim Holdings Ltd., which is wholly owned by the Livanos family, and the Onassis Foundation will maintain their respective shareholdings of approximately 55% in the aggregate in GasLog. The transaction is expected to close in the fourth quarter of 2024 subject to regulatory approvals and customary closing conditions.

Sale and Leaseback of the GasLog Santiago

On August 27, 2024, the Partnership completed the sale and leaseback of the GasLog Santiago, a 155,000 cubic meter (“cbm”) tri-fuel diesel electric (“TFDE”) LNG carrier, built in 2013, with a wholly owned subsidiary of China Development Bank Financial Leasing Co. Ltd., (“CDBL”). The vessel was sold and leased back under a bareboat charter with CDBL for a period of three years with no repurchase option or obligation, at a price of $151.0 million. The completion of the transaction resulted in the recognition of a gain on disposal of $8.2 million in the three months ended September 30, 2024.

GasLog Partners Dividend Declaration

On September 30, 2024, the board of directors of GasLog Partners approved and declared a quarterly cash distribution of $2.87 per common unit to GasLog that was settled during the quarter ended September 30, 2024.

Quarterly Financial Results

Amounts in thousands of U.S. dollars	For the three months ended
	September 30, 2023	September 30, 2024
Revenues	$100,747	$85,670
Profit for the period	$30,939	$44,488

Revenues were $85.7 million for the quarter ended September 30, 2024 ($100.7 million for the same period in 2023). The decrease of $15.0 million is mainly attributable to the second half of 2023 and 2024 fixtures, partially offset by the increase in available days (23 dry-docking off-hire days in the three-month period ended September 30, 2024, compared to 57 dry-docking and repair off-hire days in the same period in 2023).

Profit was $44.5 million for the quarter ended September 30, 2024 ($30.9 million for the same period in 2023). The increase in profit of $13.6 million is mainly attributable to a) a decrease of $15.0 million in net financial costs due to the debt prepayment in November 2023 (following the refinancing of all of our vessels at the parent level of GasLog), b) $8.2 million non-cash gain on disposal for the vessel sold and leased back and c) a decrease of $3.1 million in general and administrative expenses mainly attributable to legal and professional fees and amortization of share-based compensation both relating to the completion of the merger agreement with GasLog in July 2023, partially offset by a decrease of $15.0 million in revenues, as discussed above.

Unaudited condensed consolidated statements of financial position

(All amounts expressed in thousands of U.S. Dollars)

	December 31, 2023	September 30, 2024
Assets
Non-current assets
Other non-current assets	1,988	1,606
Tangible fixed assets	1,477,458	1,296,241
Right-of-use assets	126,549	145,647
Total non-current assets	1,605,995	1,443,494
Current assets
Trade and other receivables	24,444	16,394
Inventories	2,912	2,722
Due from related parties	15,295	13,044
Prepayments and other current assets	5,706	4,173
Cash and cash equivalents	11,887	3,803
Total current assets	60,244	40,136
Total assets	1,666,239	1,483,630
Partners’ equity and liabilities
Partners’ equity
Common unitholders	1,235,671	1,043,415
General partner	4,676	1,709
Preference unitholders	280,069	280,328
Total partners’ equity	1,520,416	1,325,452
Current liabilities
Trade accounts payable	9,330	4,983
Other payables and accruals	42,188	34,061
Lease liabilities—current portion	28,831	43,891
Total current liabilities	80,349	82,935
Non-current liabilities
Lease liabilities—non-current portion	65,077	74,916
Other non-current liabilities	397	327
Total non-current liabilities	65,474	75,243
Total partners’ equity and liabilities	1,666,239	1,483,630

Unaudited condensed consolidated statements of profit or loss

(All amounts expressed in thousands of U.S. Dollars)

	For the three months ended		For the nine months ended
	September 30, 2023	September 30, 2024	September 30, 2023	September 30, 2024

Revenues	100,747	85,670	296,777	271,037
Voyage expenses and commissions	(3,128)	(1,370)	(7,766)	(4,295)
Vessel operating costs	(17,969)	(17,345)	(49,649)	(50,639)
Depreciation	(25,625)	(25,801)	(73,152)	(76,167)
General and administrative expenses	(6,843)	(3,650)	(18,709)	(12,091)
Gain/(loss) on disposal of vessel	—	8,196	(1,033)	8,196
Impairment loss on vessel	—	—	(142)	—
Profit from operations	47,182	45,700	146,326	136,041
Financial costs	(17,450)	(1,232)	(51,847)	(3,193)
Financial income	1,287	20	7,079	143
(Loss)/gain on derivatives	(80)	—	1,459	—
Total other expenses, net	(16,243)	(1,212)	(43,309)	(3,050)
Profit for the period	30,939	44,488	103,017	132,991